UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rent-A-Center, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

76009N100

(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 206

Orlando, FL 32819

(407) 909-8015

With a copy to:

Bradley L. Finkelstein

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 17, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76009N100	13D	Page 2 of 7

(1)	NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
3,186,042 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
3,186,042 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,186,042 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

 * Percentage calculated based on 53,311,807 shares of common stock, par value $0.01 per share, outstanding as of October 23, 2017, as reported in the Form 10-Q for the quarterly period ended September 30, 2017, of Rent-A-Center, Inc.

CUSIP No. 76009N100	13D	Page 3 of 7

(1)	NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
3,186,042 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
3,186,042 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,186,042 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

 * Percentage calculated based on 53,311,807 shares of common stock, par value $0.01 per share, outstanding as of October 23, 2017, as reported in the Form 10-Q for the quarterly period ended September 30, 2017, of Rent-A-Center, Inc.

CUSIP No. 76009N100	13D	Page 4 of 7

(1)	NAMES OF REPORTING PERSONS Brian R. Kahn
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
3,186,042 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
3,186,042 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,186,042 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

 * Percentage calculated based on 53,311,807 shares of common stock, par value $0.01 per share, outstanding as of October 23, 2017, as reported in the Form 10-Q for the quarterly period ended September 30, 2017, of Rent-A-Center, Inc.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on November 3, 2017 (the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

On January 17, 2018, Vintage Capital and the Issuer entered into a customary confidentiality and non-disclosure agreement (the “Confidentiality Agreement”) regarding any non-public information that may be received by Vintage Capital or its affiliates in connection with a possible transaction involving the Issuer. The Confidentiality Agreement includes a standstill provision (the “Standstill Provision”) that generally lasts for a period of 12 months from the date of the Confidentiality Agreement (the “Standstill Period”).

The Standstill Provision provides, among other things, that during the Standstill Period, unless specifically invited in writing by the Board, neither Vintage Capital nor certain of its controlled affiliates will, directly or indirectly, (1) effect or seek to effect (i) any recapitalization of the Issuer, any acquisition of any securities of the Issuer or rights or options to acquire any such securities, or any acquisition of all of substantially all of the assets, indebtedness or business of the Issuer; (ii) any tender or exchange offer, merger, consolidation or other business combination involving an acquisition of all or substantially all of the assets of the Issuer; or (iii) any solicitation of proxies or consents to vote any voting securities of the Issuer; (2) with respect to the Issuer, (i) form, join or in any way participate in a “group”; (ii) become a “participant” in any solicitation of proxies or consents; (iii) propose, or solicit stockholders for the approval of, any stockholder proposals; or (iv) seek to advise or influence any person with respect to the voting of, or giving of consents with respect to, any voting securities of the Issuer; (3) otherwise act to seek or obtain representation on, or control of, the Board; or (4) take any action that would be expected to force the Issuer to make a public announcement regarding the types of matters set forth in the Standstill Provision. Vintage Capital also agreed during the Standstill Period not to request that the Issuer amend, waive or terminate the Standstill Provision.

The Standstill Provision (other than the prohibitions described in clauses (1)(i) and (1)(ii) of the preceding paragraph and the application of other portions of the Standstill Provision solely as they relate to such clauses) becomes inoperative, and the Standstill Period ends, if (1) the Issuer publicly announces that the Board has formally terminated its review of strategic and financial alternatives; (2) two or more members of the Board elected at the Issuer’s 2017 Annual Meeting of Stockholders are no longer serving on the Board for any reason or it is publicly announced that they will no longer serve on the Board; or (3) any member of the Board (or an affiliate of such member) sells or otherwise disposes of any securities of the Issuer, except sales or dispositions (i) pursuant to a Rule 10b5-1 trading plan, (ii) that occur after such member ceases to be a member of the Board, or (iii) pursuant to the net settlement of equity awards. Engaged Capital, LLC and its related investment funds will not be deemed to have sold or otherwise disposed of any securities of the Issuer until such time as such sales or dispositions cause them to no longer be required to make or update Schedule 13D filings.

The Standstill Provision becomes entirely inoperative, and the Standstill Period ends, if a Competing Transaction occurs. A “Competition Transaction” is a transaction where a person, other than Vintage Capital (1) enters into an agreement providing for the merger or consolidation, or any similar transaction, involving the Issuer in which, following consummation of such transaction, substantially all of the persons who, immediately prior to such transaction, had beneficial ownership of 50% or more of the voting power of the Issuer do not continue to beneficially own at least 50% of the voting power of the combined entity and do not have the ability to elect a majority of the directors of the combined entity; (2) enters into an agreement providing for the purchase or other acquisition of, or purchases or otherwise acquires, more than 50% of the assets of the Issuer; (3) enters into an agreement providing for the purchase or other acquisition of, or purchases or otherwise acquires, beneficial ownership of securities representing 50% or more of the voting power of the Issuer; or (4) commences a tender or exchange offer with respect to securities representing 50% or more of the voting power of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2018

VINTAGE CAPITAL MANAGEMENT, LLC

	By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

KAHN CAPITAL MANAGEMENT, LLC

	By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

/s/ Brian R. Kahn
Brian R. Kahn